EXHIBIT 11
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                    THE QUAKER OATS COMPANY AND SUBSIDIARIES

                 STATEMENT RE COMPUTATION OF PER SHARE EARNINGS


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                                                             September 30
                                                               1994      1993
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Calculation of Fully Diluted Earnings Per Share

Dollars in Millions (Except Per Share Data)

Income Before Cumulative Effect of Accounting Change         $61.4     $91.4

Less:  Adjustments attributable to conversion of
ESOP Convertible Preferred Stock                             (0.3)     (0.4)

Income Before Cumulative Effect of Accounting Change
Used for Fully Diluted Calculation                           61.1      91.0

Cumulative Effect of Accounting Change - Net of Tax          (4.1)     ----

Net Income Used for Fully Diluted Calculation                $57.0     $91.0

Shares in Thousands

Average Number of Common Shares Outstanding                  66,767    68,945

Plus Dilutive Securities:

Stock Options                                                1,172     880

ESOP Convertible Preferred Stock                             1,327     1,344

Average Shares Outstanding Used for Fully
Diluted calculation                                          69,266    71,169

Fully Diluted Earnings Per Share Before Cumulative
Effect of Accounting Change                                  $0.88     $1.28

Fully Diluted Cumulative Effect of
Accounting Change                                            (0.06)    ----

Fully Diluted Earnings Per Share                             $0.82     $1.28
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